UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*

Sapiens International Corporation N.V.

(Name of Issuer)

Common Shares, Par Value €0.01 Per Share

(Title of Class of Securities)

N7716A102

(CUSIP Number)

Amit Ben-Yehuda Kardan Technologies Ltd. 154 Menachem Begin Street Tel Aviv 64921, Israel Tel: (972)(3) 608-3444 Fax: (972)(3) 608-3434	Anat Treibatch Formula Vision Technologies (F.V.T.) Ltd. 1 Hashikma Street Savyon 56530, Israel Tel: (972)(3) 734-3100 Fax: (972)(3) 736-7770
with a copy to: Tuvia J. Geffen, Adv. Naschitz, Brandes & Co. 5 Tuval Street Tel-Aviv 67897, Israel Tel: (972)(3) 623-5000 Fax: (972)(3) 623-5005

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 21, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ .

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. N7716A102	Page 2 of 18 Pages

1	NAME OF REPORTING PERSONS. Formula Vision Portfolio Holdings Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 7,536,243
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 7,536,243
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,536,243
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.04%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*      The calculations are based on a total of 39,572,194 Common Shares outstanding consisting of (i) 22,072,194 Common Shares outstanding and (ii) 17,500,000 Common Shares issuable upon the consummation of the Transactions (as defined in Item 3 hereafter).

CUSIP No. N7716A102	Page 3 of 18 Pages

1	NAME OF REPORTING PERSONS. Formula Vision Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 7,536,243
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 7,536,243
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,536,243
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.04%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*      The calculations are based on a total of 39,572,194 Common Shares outstanding consisting of (i) 22,072,194 Common Shares outstanding and (ii) 17,500,000 Common Shares issuable upon the consummation of the Transactions (as defined in Item 3 hereafter).

CUSIP No. N7716A102	Page 4 of 18 Pages

1	NAME OF REPORTING PERSONS. Kardan Technologies Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 7,536,243
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 7,536,243
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,536,243
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.04%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*      The calculations are based on a total of 39,572,194 Common Shares outstanding consisting of (i) 22,072,194 Common Shares outstanding and (ii) 17,500,000 Common Shares issuable upon the consummation of the Transactions (as defined in Item 3 hereafter).

CUSIP No. N7716A102	Page 5 of 18 Pages

1	NAME OF REPORTING PERSONS. Kardan Israel Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 7,536,243
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 7,536,243
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,536,243
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.04%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*      The calculations are based on a total of 39,572,194 Common Shares outstanding consisting of (i) 22,072,194 Common Shares outstanding and (ii) 17,500,000 Common Shares issuable upon the consummation of the Transactions (as defined in Item 3 hereafter).

CUSIP No. N7716A102	Page 6 of 18 Pages

1	NAME OF REPORTING PERSONS. Kardan N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 7,536,243
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 7,536,243
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,536,243
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.04%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*      The calculations are based on a total of 39,572,194 Common Shares outstanding consisting of (i) 22,072,194 Common Shares outstanding and (ii) 17,500,000 Common Shares issuable upon the consummation of the Transactions (as defined in Item 3 hereafter).

CUSIP No. N7716A102	Page 7 of 18 Pages

1	NAME OF REPORTING PERSONS. Formula Vision Technologies (F.V.T.) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 9,638,337
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 9,638,337
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,638,337
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.36%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*      The calculations are based on a total of 39,572,194 Common Shares outstanding consisting of (i) 22,072,194 Common Shares outstanding and (ii) 17,500,000 Common Shares issuable upon the consummation of the Transactions (as defined in Item 3 hereafter).

CUSIP No. N7716A102	Page 8 of 18 Pages

1	NAME OF REPORTING PERSONS. Dan Goldstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 9,638,337
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 9,638,337
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,638,337
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.36%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*      The calculations are based on a total of 39,572,194 Common Shares outstanding consisting of (i) 22,072,194 Common Shares outstanding and (ii) 17,500,000 Common Shares issuable upon the consummation of the Transactions (as defined in Item 3 hereafter).

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Common Shares, par value €0.01 per share (the "Common Shares"), of Sapiens International Corporation N.V., a Curaçao company ("Sapiens").  The registered office of Sapiens is located at Landhuis Joonchi, Kaya Richard J. Beaujon z/n, Curaçao.

Item 2.	Identity and Background

(a)-(c)     Formula Vision Portfolio Holdings Limited Partnership is an Israeli limited partnership ("Formula Vision LP").  Formula Vision LP invests in technology companies.  The address of its principal office and principal place of business is 1 Hashikma Street, Savyon 56530, Israel.  The name, business address, principal occupation and citizenship of each of its directors and executive officers is set forth in Exhibit 1 hereto and is incorporated herein by reference.

Formula Vision Holdings Ltd. is an Israeli company ("Formula Vision GP") and the general partner of Formula Vision LP.  The address of its principal office and principal place of business is 1 Hashikma Street, Savyon 56530, Israel.  The name, business address, principal occupation and citizenship of each of its directors and executive officers is set forth in Exhibit 2 hereto and is incorporated herein by reference.

Kardan Technologies Ltd. is an Israeli company ("Kardan Technologies").  Kardan Technologies primary business is its interest in Formula Vision GP and Formula Vision LP, which invests in technology companies.  Kardan Technologies is publicly traded on the Tel Aviv Stock Exchange, is a limited partner of Formula Vision LP and owns 49% of Formula Vision GP.  The address of its principal office and principal place of business is 154 Menachem Begin Street, Tel Aviv 64921, Israel.  The name, business address, principal occupation and citizenship of each of its directors and executive officers is set forth in Exhibit 3 hereto and is incorporated herein by reference.

Kardan Israel Ltd. is an Israeli company ("Kardan Israel").  Kardan Israel is a holding company principally engaged in five sectors: real estate development, construction work, sale of motor vehicles, operational leasing and short-term car rentals, and communications and technology.  Kardan Israel is publicly traded on the Tel Aviv Stock Exchange and owns 84.94% of the shares of Kardan Technologies.  The address of its principal office and principal place of business is 154 Menachem Begin Street, Tel Aviv 64921, Israel.  The name, business address, principal occupation and citizenship of each of its directors and executive officers is set forth in Exhibit 4 hereto and is incorporated herein by reference.

Kardan N.V. is a Netherlands company.  Kardan N.V. is an investment and a holding company principally that operates, through subsidiaries and associated companies, in the following seven principal areas: real estate; financial services – banking and retail credit; infrastructure – projects; infrastructure – investment in assets; sale of motor vehicles, operational leasing and car rental.  Kardan N.V. is publicly traded on Euronext Amsterdam and the Tel Aviv Stock Exchange and, as of the date of this schedule, owns 73.67% of the shares of Kardan Israel.  The address of its principal office and principal place of business is Claude Debusseylan 30, Vinoly Building, 13th Floor, Amsterdam, The Netherlands.  The name, business address, principal occupation and citizenship of each of its directors and executive officers is set forth in Exhibit 5 hereto and is incorporated herein by reference.

Formula Vision Technologies (F.V.T.) Ltd. is an Israeli company ("FVT").  FVT is a holding company.  Its affiliate companies are a broadly diverse group, with IT solutions in fields including telecom, aviation, insurance and retail.  FVT is a limited partner of Formula Vision LP and owns 51% of Formula Vision GP.  FVT is publicly traded on the Tel Aviv Stock Exchange.  The address of its principal office and principal place of business is 1 Hashikma Street, Savyon 56530, Israel.  The name, business address, principal occupation and citizenship of each of its directors and executive officers is set forth in Exhibit 6 hereto and is incorporated herein by reference.

Dan Goldstein is the principal shareholder of FVT and the Chairman of its Board of Directors.  As of the date of this schedule, Mr. Goldstein owns 55.14% of the shares of FVT.  The address of his principal office and principal place of business is 1 Hashikma Street, Savyon 56530, Israel.

Page 9 of 18 Pages

(d)-(e)           During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

During the last five years, to the best of Formula Vision LP's knowledge, none of the persons listed in Exhibit 1 (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

During the last five years, to the best of Formula Vision GP's knowledge, none of the persons listed in Exhibit 2 (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

During the last five years, to the best of Kardan Technologies' knowledge, none of the persons listed in Exhibit 3 (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

During the last five years, to the best of Kardan Israel's knowledge, none of the persons listed in Exhibit 4 (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

During the last five years, to the best of Kardan N.V.'s knowledge, none of the persons listed in Exhibit 5 (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

 During the last five years, to the best of FVT's knowledge, none of the persons listed in Exhibit 6 (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)           Dan Goldstein is an Israeli citizen.  The citizenship of each of the individuals listed in Exhibits 1, 2, 3, 4, 5 and 6 is set forth in such Exhibits and is incorporated herein by reference.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of July 28, 2011, a copy of which is attached hereto as Exhibit 7.

Page 10 of 18 Pages

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to the Share Purchase Agreement, dated as of July 21, 2011 (the "Share Purchase Agreement"), by and among Sapiens, Sapiens Technologies (1982) Ltd. ("Sapiens Technologies"), IDIT I.D.I. Technologies Ltd. ("IDIT"), the shareholders of IDIT, Amit Ben-Yehuda, as the IDIT Shareholder Representative, FIS Software Ltd. ("FIS"), the shareholders of FIS and Dan Goldstein, as the FIS Shareholder Representative, and subject to the terms and conditions set forth therein, Sapiens Technologies shall purchase (i) all of outstanding share capital of IDIT and assume all outstanding options to acquire share capital of IDIT for a purchase price consisting of Common Shares of Sapiens (the "IDIT Transaction"), and (ii) all of outstanding share capital of FIS and assume all outstanding options to acquire share capital of FIS for a purchase price consisting of cash, Common Shares of Sapiens and warrants to purchase Common Shares of Sapiens (the "FIS Transaction", and collectively with the IDIT Transaction, the "Transactions" and each a "Transaction").  The consummation of each of the Transactions and the other transactions contemplated by the Share Purchase Agreement is subject to the satisfaction or waiver of various conditions to closing as set forth in detail in the Share Purchase Agreement.

Formula Vision LP and FVT are shareholders of IDIT and parties to the Share Purchase Agreement.  Upon consummation of the IDIT Transaction, Sapiens will issue (i) to Formula Vision LP 4,343,962 newly issued Common Shares in exchange for its 20,667 shares of IDIT, and (ii) to FVT 2,102,094 newly issued Common Shares in exchange for its 10,001 shares of IDIT.

Formula Vision LP is a shareholder of FIS and a party to the Share Purchase Agreement.  Upon consummation of the FIS Transaction, Sapiens will issue to Formula Vision LP 3,192,281 newly issued Common Shares in exchange for its 8,128 shares of FIS.

The foregoing summary of the Transactions is qualified in its entirety by reference to the full text of the Share Purchase Agreement included as Exhibit 8 hereto and is incorporated herein by reference.

Item 4.	Purpose of Transaction

Each of the Reporting Persons currently holds its interest in Sapiens for investment purposes.

Pursuant to the Share Purchase Agreement, following the consummation of the Transactions in which Kardan Technologies holds, directly or indirectly, at least 9% of Sapiens' issued and outstanding share capital, Sapiens shall cause the appointment of one person designated by Kardan Technologies as a member of the Board of Directors of Sapiens, to hold office until the next general meeting of the Sapiens' shareholders.

As set forth in the Share Purchase Agreement, Formula Vision GP, FTV and Kardan Technologies intend to deliver, upon consummation of the Transactions, a guarantee letter to Sapiens and Sapiens Technologies pursuant to which each of them agrees to guarantee and undertake to fulfill Formula Vision LP's obligations pursuant to the Share Purchase Agreement in the event Formula Vision LP is liquidated or Formula Vision LP otherwise distributes to Formula Vision GP and/or FTV and/or Kardan Technologies, the Common Shares to be issued to Formula Vision LP upon consummation of the Transactions (the "Guarantee Letter").  The execution and delivery of the Guarantee Letter is a condition to the consummation of each of the Transactions.

The information set forth in Items 3, 5 and 6 is incorporated herein by reference.

Each of the Reporting Persons intends to continuously review its investment in Sapiens, and may in the future determine, either alone or as part of a group (i) to acquire additional securities of Sapiens, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of Sapiens owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) – (j) of Item 4 of Schedule 13D.  Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters.  In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, Sapiens's business and prospects, other developments concerning Sapiens and its businesses generally, other business opportunities available to the Reporting Persons, developments with respect to the business of the Reporting Persons, changes in law and government regulations, general economic conditions and money and stock market conditions, including the market price of the securities of Sapiens.

Except as described in this Item 4 and in Items 3, 5 and 6, which are incorporated herein by reference, the Reporting Persons have no plans or proposals with respect to Sapiens or its securities that relate to, or would result in, any of the transactions described in paragraphs (a) – (j) of Item 4 of Schedule 13D.

Page 11 of 18 Pages

Item 5.	Interest in Securities of the Issuer

(a)           The calculations included herein are based on a total of 39,572,194 Common Shares outstanding consisting of (i) 22,072,194 Common Shares outstanding and (ii) 17,500,000 Common Shares issuable upon the consummation of the Transaction (as defined in Item 3 above).

Formula Vision LP directly beneficially owns 7,536,243 Common Shares, representing approximately 19.04% of the outstanding Common Shares, assuming the consummation of the Transaction as currently contemplated.  Formula Vision LP disclaims beneficial ownership of the Common Shares owned by the other Reporting Persons.

Formula Vision GP does not directly beneficially own any Common Shares.  Formula Vision GP is the general partner of Formula Vision LP.  By reason of its ability to influence the control of Formula Vision LP, Formula Vision GP may be deemed to indirectly beneficially own, and share the power to vote and dispose of, the 7,536,243 Common Shares directly beneficially owned by Formula Vision LP, representing approximately 19.04% of the outstanding Common Shares, assuming the consummation of the Transaction as currently contemplated.  Formula Vision GP disclaims beneficial ownership of the Common Shares owned by the other Reporting Persons other than the 7,536,243 Common Shares directly beneficially owned by Formula Vision LP.

Kardan Technologies does not directly beneficially own any Common Shares.  Kardan Technologies is the limited partner of Formula Vision LP and owns 49% of the shares of Formula Vision GP.  By reason of its ability to influence the control of Formula Vision LP and Formula Vision GP, Kardan Technologies may be deemed to indirectly beneficially own, and share the power to vote and dispose of, 7,536,243 Common Shares directly beneficially owned by Formula Vision LP, representing approximately 19.04% of the outstanding Common Shares, assuming the consummation of the Transaction as currently contemplated.  Kardan Technologies disclaims beneficial ownership of the Common Shares owned by the other Reporting Persons other than the 7,536,243 Common Shares directly beneficially owned by Formula Vision LP.

Kardan Israel does not directly beneficially own any Common Shares.  Kardan Israel owns 84.94% of the shares of Kardan Technologies.  By reason of its ability to influence the control of Kardan Technologies, Kardan Israel may be deemed to indirectly beneficially own, and share the power to vote and dispose of, 7,536,243 Common Shares directly beneficially owned by Formula Vision LP, representing approximately 19.04% of the outstanding Common Shares, assuming the consummation of the Transaction as currently contemplated.  Kardan Israel disclaims beneficial ownership of the Common Shares owned by the other Reporting Persons other than the 7,536,243 Common Shares directly beneficially owned by Formula Vision LP.

Kardan N.V. does not directly beneficially own any Common Shares.  Kardan N.V. owns 73.67% of the shares of Kardan Israel.  By reason of its ability to influence the control of Kardan Israel, Kardan N.V. may be deemed to indirectly beneficially own, and share the power to vote and dispose of, 7,536,243 Common Shares directly beneficially owned by Formula Vision LP, representing approximately 19.04% of the outstanding Common Shares, assuming the consummation of the Transaction as currently contemplated.  Kardan N.V. disclaims beneficial ownership of the Common Shares owned by the other Reporting Persons other than the 7,536,243 Common Shares directly beneficially owned by Formula Vision LP.

FVT directly beneficially owns 2,102,094 Common Shares, representing approximately 5.31% of the outstanding Common Shares, assuming the consummation of the Transaction as currently contemplated.  FVT is the limited partner of Formula Vision LP and owns 51% of the shares of Formula Vision GP.  In addition, by reason of its ability to influence the control of Formula Vision LP and Formula Vision GP, FVT may be deemed to indirectly beneficially own, and share the power to vote and dispose of, 7,536,243 Common Shares directly beneficially owned by Formula Vision LP, representing approximately 19.04% of the outstanding Common Shares, assuming the consummation of the Transaction as currently contemplated.  FVT Technologies disclaims beneficial ownership of the Common Shares owned by the other Reporting Persons other than the 7,536,243 Common Shares directly beneficially owned by Formula Vision LP.

Page 12 of 18 Pages

Dan Goldstein does not directly beneficially own any Common Shares.  Mr. Goldstein owns 55.14% of the shares of FVT.  By reason of his ability to influence the control of FVT, Mr. Goldstein may be deemed to indirectly beneficially own, and share the power to vote and dispose of, (i) 2,102,094 Common Shares directly beneficially owned by FVT, representing approximately 5.31% of the outstanding Common Shares, assuming the consummation of the Transaction as currently contemplated and (ii) 7,536,243 Common Shares directly beneficially owned by Formula Vision LP, representing approximately 19.04% of the outstanding Common Shares, assuming the consummation of the Transaction as currently contemplated. FVT disclaims beneficial ownership of the Common Shares owned by the other Reporting Persons other than the 2,102,094 Common Shares directly beneficially owned by FVT and the 7,536,243 Common Shares directly beneficially owned by Formula Vision LP.

Gad Goldstein, a director of FVT and the brother of Dan Goldstein, directly beneficially owns 40,100 Common Shares.

David Assia, a director of Kardan Technologies, directly beneficially owns 39,765 Common Shares.

The filing of this Schedule 13D shall not be construed as an admission by any of the Reporting Persons that they are, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of Common Shares owned by any of the other Reporting Persons.

(b)           Formula Vision LP, Formula Vision GP, Kardan Technologies, Kardan Israel, Kardan N.V., FVT and Dan Goldstein share the power to vote and dispose of, 7,536,243 Common Shares directly beneficially owned by Formula Vision LP.

FVT and Dan Goldstein share the power to vote and dispose of, 2,102,094 Common Shares directly beneficially owned by FVT.

Gad Goldstein, a director of FVT and the brother of Dan Goldstein, has the sole power to vote and dispose of 40,100 Common Shares directly beneficially owned by him.

David Assia, a director of Kardan Technologies, has the sole power to vote and dispose of 39,765 Common Shares directly beneficially owned by him.

(c)           Except as previously described in Item 4 above, no transactions in the Common Shares have been effected by the Reporting Persons during the past 60 days.

To the best of Formula Vision LP's knowledge, no transactions in the Common Shares have been effected by any of the persons listed in Exhibit 1 during the past 60 days.

To the best of Formula Vision GP's knowledge, no transactions in the Common Shares have been effected by any of the persons listed in Exhibit 2 during the past 60 days.

To the best of Kardan Technologies' knowledge, no transactions in the Common Shares have been effected by any of the persons listed in Exhibit 3 during the past 60 days.

To the best of Kardan Israel's knowledge, no transactions in the Common Shares have been effected by any of the persons listed in Exhibit 4 during the past 60 days.

To the best of Kardan N.V.'s knowledge, no transactions in the Common Shares have been effected by any of the persons listed in Exhibit 5 during the past 60 days.

To the best of FVT's knowledge, no transactions in the Common Shares have been effected by any of the persons listed in Exhibit 6 during the past 60 days.

(d)           None

(e)           N/A

Page 13 of 18 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3, 4 and 5 is incorporated herein by reference.

As set forth in the Share Purchase Agreement, Sapiens, Formula Systems (1985) Ltd., Formula Vision LP, FVT, and the other shareholders of IDIT and FIS that will be issued Common Shares and/or warrants to purchase Common Shares upon consummation of the Transactions, intend to enter into a Registration Rights Agreement (the "Registration Rights Agreement") granting the parties certain piggyback registration rights with respect to the Common Shares to be owned by the parties upon consummation of the Transactions.  The execution and delivery of the Registration Rights Agreement is a condition to the consummation of each of the Transactions.

Pursuant to the Share Purchase Agreement, upon consummation of the IDIT Transaction, 10% of the Common Shares to be issued to the IDIT shareholders, including 434,396 Common Shares to be issued to Formula Vision LP and 210,209 Common Shares to be issued to FTV, shall be placed in escrow with an escrow agent for a period of 12 months after the closing to secure the indemnification and other obligation of the IDIT shareholders to Sapiens Technologies pursuant to the Share Purchase Agreement.  Each of the IDIT shareholders, including Formula Vision LP and FTV, shall the right to substitute the escrowed Common Shares for cash based on the average of the closing prices of the Common Shares on NASDAQ over a 60-day period ending on, and including, the third business day prior to the date the IDIT Transaction is consummated.  During the escrow period, each of Formula Vision LP and FTV shall have the right to vote their respective Common Shares which are placed in escrow.

Pursuant to the Share Purchase Agreement, upon consummation of the FIS Transaction, 10% of the Common Shares to be issued to the FIS shareholders, including 319,229 Common Shares to be issued to Formula Vision LP, shall be placed in escrow with an escrow agent for a period of 12 months after the closing to secure the indemnification and other obligation of the FIS shareholders to Sapiens Technologies pursuant to the Share Purchase Agreement.  Each of the FIS Shareholders, including Formula Vision LP, shall the right to substitute the escrowed Common Shares for cash based on the average of the closing prices of the Common Shares on NASDAQ over a 60-day period ending on, and including, the third business day prior to the date the FIS Transaction is consummated.  During the escrow period, Formula Vision LP shall have the right to vote its Common Shares which are placed in escrow.

The foregoing summary of the Transactions is qualified in its entirety by reference to the full text of the Share Purchase Agreement included as Exhibit 8 hereto and is incorporated herein by reference.

Formula Vision GP, as the general partner of Formula Vision LP, has the authority to manage Formula Vision LP, including the authority to direct the voting and dispose of the Common Shares to be issued to Formula Vision LP upon consummation of the Transactions.  Formula Vision GP is required to report to and consult with an advisory board, which consists of two representatives of Kardan Technologies and two representatives of FTV for so long as each of the parties owns at least 49% of the issued share capital of Formula Vision GP.  Pursuant to the limited partnership agreement of Formula Vision LP, unless otherwise agreed to by its partners, Formula Vision LP is required to distribute to its limited partners, in accordance with the priority order set forth therein, any cash and marketable securities received by Formula Vision LP, less expenses and applicable taxes.

Except as described in Items 3, 4 and 5 above, none of the Reporting Persons has any contracts, arrangements, understandings, or relationship (legal or otherwise) with respect to any securities of Sapiens.

Page 14 of 18 Pages

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Name, business address and principal occupation of each director and executive officer of Formula Vision LP
Exhibit 2	Name, business address and principal occupation of each director and executive officer of Formula Vision GP
Exhibit 3	Name, business address and principal occupation of each director and executive officer of Kardan Technologies
Exhibit 4	Name, business address and principal occupation of each director and executive officer of Kardan Israel
Exhibit 5	Name, business address and principal occupation of each director and executive officer of Kardan N.V.
Exhibit 6	Name, business address and principal occupation of each director and executive officer of FVT
Exhibit 7	Joint Filing Agreement, dated as of July 28, 2011
Exhibit 8
Share Purchase Agreement, dated as of July 21, 2011, by and among Sapiens, Sapiens Technologies (1982) Ltd., IDIT I.D.I. Technologies Ltd., the shareholders of IDIT I.D.I. Technologies Ltd., Amit Ben-Yehuda, as the IDIT Shareholder Representative, FIS Software Ltd., the shareholders of FIS Software Ltd. and Dan Goldstein, as the FIS Shareholder Representative

Page 15 of 18 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2011	Formula Vision Portfolio Holdings Limited Partnership

By: Formula Vision Holdings Ltd., its general partner

	By:	/s/ Ronnen Yitzhak
Name: Ronnen Yitzhak
Title: Director

	By:	/s/ Amit Ben-Yehuda
Name: Amit Ben-Yehuda
Title: Director

Formula Vision Holdings Ltd.

By:	/s/ Ronnen Yitzhak
Name: Ronnen Yitzhak
Title: Director

By:	/s/ Amit Ben-Yehuda
Name: Amit Ben-Yehuda
Title: Director

Kardan Technologies Ltd.

By:	/s/ Yosef Grunfeld
Name: Yosef Grunfeld
Title: Director

By:	/s/ Amit Ben-Yehuda
Name: Amit Ben-Yehuda
Title: Chief Executive Officer

Kardan Israel Ltd.

By:	/s/ Yosef Grunfeld
Yosef Grunfeld
Chairman of the Board

By:	/s/ Asher Elmoznino
Asher Elmoznino
CFO

Page 16 of 18 Pages

Kardan N.V.

By:	/s/ Alain Ickovicks
Alain Ickovicks
Managing Director

By:	/s/ Jan Slootweg
Jan Slootweg
Managing Director

Formula Vision Technologies (F.V.T.) Ltd.

By:	/s/ Anat Treibatch
Name: Anat Treibatch
Title: CFO

/s/ Dan Goldstein
Dan Goldstein

Page 17 of 18 Pages

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 1	Name, business address and principal occupation of each director and executive officer of Formula Vision LP
Exhibit 2	Name, business address and principal occupation of each director and executive officer of Formula Vision GP
Exhibit 3	Name, business address and principal occupation of each director and executive officer of Kardan Technologies
Exhibit 4	Name, business address and principal occupation of each director and executive officer of Kardan Israel
Exhibit 5	Name, business address and principal occupation of each director and executive officer of Kardan N.V.
Exhibit 6	Name, business address and principal occupation of each director and executive officer of FVT
Exhibit 7	Joint Filing Agreement, dated as of July 28, 2011
Exhibit 8
Share Purchase Agreement, dated as of July 21, 2011, by and among Sapiens, Sapiens Technologies (1982) Ltd., IDIT I.D.I. Technologies Ltd., the shareholders of IDIT I.D.I. Technologies Ltd., Amit Ben-Yehuda, as the IDIT Shareholder Representative, FIS Software Ltd., the shareholders of FIS Software Ltd. and Dan Goldstein, as the FIS Shareholder Representative

Page 18 of 18 Pages